SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


FORM 8-K

CURRENT REPORT


Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 5, 2001 (June 4, 2001)


HUDSON'S GRILL INTERNATIONAL, INC.
(Exact name of Registrant as specified in its Charter)


Texas
(State or other jurisdiction of incorporation)


333-94797
(Commission or File Number)


75-2738727
(IRS Employer Identification Number)


16970 Dallas Parkway, Suite 402, Dallas, Texas  75248
(Address of Principal Executive Offices)


Issuer's telephone number, including area code:
(972) 931-9237

Item 5. Other Events.

Hudson's Grill International, Inc. (the "Company"), a Texas corporation based in Dallas, Texas, reports that on June 4, 2001, its Wausau, Wisconsin, franchisee re-opened the franchisee's Hudson's Grill that had been closed due to a fire in the restaurant's kitchen on May 1, 2001. Prior to its closing for repairs, the Wausau franchisee produced the largest sales volume of any Hudson's Grill restaurant. Its royalty payments exceeded 20% of the sales revenue of the Company over the four months prior to the fire.

The Company also reports that its class A common stock is now being quoted on the NASD OTC Bulletin Board. The stock is quoted on the Bulletin Board under the symbol HGII or HGIIA.OB.

Item 7. Exhibits.

1. Press Release dated June 5, 2001, regarding the re-opening of the Wausau franchisee's Hudson's Grill and the start of NASD Bulletin Board quotation of the Company's class A common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 5, 2001

HUDSON'S GRILL INTERNATIONAL, INC.

s/s Robert W. Fischer
Robert W. Fischer, Director

f\sec\010605.o01

Hudson's Grill International, Inc.
16970 Dallas Parkway
Suite 402
Dallas, Texas 75248-1928

For Immediate Release
Contact: Robert Fischer
Telephone: 214-361-7301
e-mail: getinfo@hudsonsgrill.com

## Hudson's Grill is Now Traded on the OTC Bulletin Board and Its Wausau Franchisee has Re-opened their Restaurant

Friday, June 5, 2001

Dallas, TX – Hudson's Grill International, Inc., based in Dallas, Texas, announced today that its class A common stock is now quoted and being traded on the OTC Bulletin Board. The stock is being quoted and traded under the symbol HGII or HGIIA.OB.

The Company also reports that its Wausau, Wisconsin, franchisee has re-opened their Hudson's Grill, which had been closed due to a fire in the restaurant's kitchen that occurred on May 1, 2001. Prior to its closing for repairs, the Wausau franchisee produced the largest sales volume of any Hudson's Grill restaurant. Its royalty payments exceeded 20% of the sales revenue of the Company over the four months prior to its closing.

Hudson's Grill International is a public company, and its stock is now currently being actively traded. The company's class A common shares are traded over the counter on the bulletin board under the NASD symbol HGII or HGIIA or HGIIA.OB.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

"This press release may contain forward looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statement are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in the Company's filings with the SEC."